APPENDIX A:
INVESTMENT RISKS

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

THERE ARE CONFLICTS IN FEDERAL AND STATE REGULATIONS RELATED TO CANNABIS.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

BANKING DIFFICULTIES

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Endo to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

VERTICALLY INTEGRATED CANNABIS ENTERPRISE (VICE)

Endo is licensed by the Cannabis Control Division of the New Mexico Regulation and Licensing Department in all three vertical operations: production, manufacture and retail sale of cannabis products. At present Endo is operating only retail sales at its dispensary and the Mainvest funds being earmarked to complete the first floor of the ten thousand square foot facility to include a fertigation room and two grow rooms. This will enable Endo to produce up to 120 plants in both grow rooms, staggered every two months, and to manufacture approximately one half pound per plant of 7 grams, 3.5 grams, 1 grams, prerolls and other products. These indoor harvests should dramatically increase profit margins. Unlike the wholesale purchase of quality flower from third party producers at 50% of retail pricing, flower grown literally in house will reduce the cost of production. There will be no taxable event until the retail sale, and only incremental increases in overhead such as electricity, fertigation supplies and additional manhours. Rent and insurance and related expenses will not increase. Endo forecasts its state of the art process to result in top drawer flower, but the actual quality of the inhouse grows and their popularity can not be quantified until the first and subsequent harvests. Endo intends to pass on a percentage of the lower costs of inhouse production to its loyal customer base, and this will reduce profit margins somewhat.

ACCOUNTING CONTROLS

Erin Gandara CPA with Elevar Business Advisors provides strict accounting controls and compliance. Her specialty is vertically integrated cannabis enterprises in New Mexico. Endo's IT staff has automated the entire accounting process from seed to sale so that inventory is maintained real time. As a result, the website informs prospective customers the exact number in each weight category that is available for retail sale either online or in person at the store. Endo's tax liability is automatically calculated at the point of sale when the bar code on each product is scanned for sale. Endo was perhaps the first dispensary in the city to accept debit cards, its competitors either requiring cash or ATM cash withdrawals rounded up to the nearest twenty dollars. In the coming months, Endo may become the first dispensary in New Mexico to accept and process credit card transactions for cannabis sales.

COMPETITION

Since the day Endo opened, we are capturing 3% of the gross revenue reported within the boundaries of the city of Santa Fe. In October 2022, Endo received the Best Dispensary award from Weedmaps, outstripping every dispensary in Santa Fe and surrounding communities including legacy dispensaries who have been selling medical cannabis for over a decade, This award should boost our share of the market. Our formula for success includes media attention featuring Endo as a locally owned business with Native American, female and veteran ownership. Endo competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Endo's core business or the inability to compete successfully against the with other competitors could negatively affect Endo's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Endo's management or vote on and/or influence any managerial decisions regarding Endo. Furthermore, if the founders or other key personnel of Endo were to leave Endo or become unable to work, Endo (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Endo has little or no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, New Mexico legislation to sell recreational cannabis first took effect on April 1, 2022 and, as a result, Endo is a newly established entity with only six months of operating history from which forecasts could be projected. Endo has no operating history as to its vertical integration including inhouse production and manufacture.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Endo investment for its full seven year term. Endo forecasts quarterly payments and early discharge of the debt, however, which would increase your annual percentage rate.

THE COMPANY MIGHT NEED MORE CAPITAL

Endo might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Endo is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT ENDO

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Endo's financial performance or ability to continue to operate. In the event Endo ceases operations due to the foregoing factors, it cannot guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Endo nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

Endo will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Endo is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although Endo will carry some insurance, Endo may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Endo could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Endo's financial performance or ability to continue to operate. Currently legislation is being proposed in Congress to remove cannabis as a schedule one drug but if in the future they not only legalize recreational sales nationwide but also allow interstate sales, then large corporations will impact the business. Endo forecasts that the cannabis industry will resemble the more mature liquor market, with large Budweiser and Coors brands but with small microbreweries still thriving. Other regulations on the industry could significantly affect the business either positively or negatively.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Endo's management will coincide: you both want Endo to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Endo to act conservative to make sure they are best equipped to repay the Note obligations, while Endo might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Endo needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Endo or management), which is responsible for monitoring Endo's compliance with the law. Endo will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Endo is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Endo fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Endo, and the revenue of Endo can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Endo to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

REAL ESTATE RISK

Endo has obtained a five-year lease on a 10,000 square foot building located on the corner of Agua Fria Street and Siler Road in Santa Fe NM and has a two million dollar insurance policy. If the location burned down or did not extend the lease, investors may lose some or all of their investment.

OPERATING HISTORY

New Mexico legalized recreational sales of cannabis effective April 2022 and Endo obtained their licenses from the New Mexico Regulation and Licensing Department, Cannabis Control Division, to produce, manufacture and sell cannabis products. Endo also obtained a five year lease, zoning verification and business licenses from the City of Santa Fe and has been operating its dispensary since May 2002. Recently Endo obtained a building license to develop the two grow rooms and fertigation rooms within the same building as the dispensary.